

03 APR 22 AM 7:21

11 April 2003



03050314

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following documents which have recently been filed with the Australian Stock Exchange ("ASX"):

- Stock Exchange Release in relation to EPP29 (Gnarlyknots-1), lodged with the Australian Stock Exchange on 11 April 2003.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

dlw 5/14

11 April 2003



WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

EPP29
Gnarlyknots-1

Woodside Petroleum Ltd., Operator of the EPP29 Joint Venture, reports that the drill ship Glomar Jack Ryan is in transit to the location of the Gnarlyknots-1 well in the Great Australian Bight. The well is expected to spud on or about 15 April 2003.

The location is approximately 425 kilometres west of Port Lincoln. Water depth at the location is approximately 1,300 metres. Planned total depth is 5,600 metres.

The well will be drilled in an untested sedimentary basin, and with acreage gazettals in adjacent areas still outstanding the data from the well is likely to be commercially sensitive. In a departure from its normal practice, Woodside will not be providing weekly reports on the progress of the well. The next scheduled report on the well will be released after completion of the well, which is expected to be in mid to late June 2003 depending on weather conditions. Woodside will make additional announcements if required to comply with its continuous disclosure obligations under the ASX Listing Rules.

Woodside's interest in EPP29 is 40%. Other participants are EnCana Corporation (30%) and Anadarko Australia Company Pty Ltd (30%).

FOR MEDIA INQUIRIES
Woodside Energy Ltd.
Rob Millhouse, Public Issues Manager
W: (08) 9348 4281 M: (0419) 588 166

FOR INVESTMENT INQUIRIES
Woodside Energy Ltd.
Mike Lynn, Investor Relations Manager
W: (08) 9348 4283 M: (0439) 691 592

ANTHONY NIARDONE
Assistant Company Secretary


WOODSIDE
AUSTRALIAN ENERGY

03 APR 23 AM 7:21

6 March 2003

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following documents which have recently been filed with the Australian Stock Exchange ("ASX"):

- News Release in relation to NWS LNG sellers signing a Sales and Purchase Agreement with Tohoku Electric, lodged with the Australian Stock Exchange on 6 March 2003.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Administration Officer



AUSTRALIAN ENERGY

NEWS RELEASE

Woodside Petroleum Ltd. & Subsidiaries
A.C.N. 004 898 962
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Woodside Energy Ltd.
A.C.N. 005 482 986
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Thursday, 6 March 2003
9:00am (WST)

NWS LNG SELLERS SIGN SALES AND PURCHASE AGREEMENT WITH TOHOKU ELECTRIC

The North West Shelf LNG Sellers today announced the signing of a long-term LNG sale and purchase agreement with Tohoku Electric Power Co., Inc.

The agreement covers 0.4 million tonnes of LNG a year over an initial term of 15 years. LNG deliveries will start in 2005. Tohoku Electric will provide shipping for the LNG deliveries to Japan.

The agreement finalises negotiations that were foreshadowed on 5 February 2001 when Tohoku Electric and the North West Shelf LNG sellers announced the signing of a letter of intent for the LNG deliveries announced today.

Tohoku Electric provides electricity to the seven prefectures covering the northern end of Honshu and is a new customer to the North West Shelf Venture. Tohoku Electric has the largest service area in Japan and serves more than 12 million people.

The North West Shelf Venture's Chief Executive Officer, Steve Ollerearnshaw, said the agreement further underpinned the Venture's enviable reputation as a leading LNG supplier in the Asian region.

"This agreement represents another landmark in the development of the North West Shelf," Mr Ollerearnshaw said.

"We welcome Tohoku Electric as a new customer of the North West Shelf Venture. With Tohoku Electric, we now have 10 customers in Japan compared to eight customers when the project started LNG deliveries in 1989.

"Through important relationships such as we have established with Tohoku Electric, we have been able to significantly expand our world-class gas processing facilities with the construction of a fourth LNG processing train and a second offshore pipeline at Karratha.

"This will take our overall production capacity to more than 11 million tonnes of LNG a year."

The six equal participants in the North West Shelf Venture are: Woodside Energy Ltd. (operator); BHP Billiton Petroleum (North West Shelf) Pty Ltd; BP Developments Australia Pty Ltd; ChevronTexaco Australia Pty Ltd; Japan Australia LNG (MIMI) Pty Ltd; and Shell Development (Australia) Proprietary Limited.

MEDIA INQUIRIES
Tony Johnson, Senior Adviser External Affairs
W: (08) 9348 5034 M: (0417) 916 638

INVESTMENT INQUIRIES
Mike Lynn, Investor Relations Manager
W: (08) 9348 4283 M: (0439) 691 592


WOODSIDE
AUSTRALIAN ENERGY

7 March 2003

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following documents which have recently been filed with the Australian Stock Exchange ("ASX"):

- News Release in relation to Woodside welcoming Timor Sea Agreements, lodged with the Australian Stock Exchange on 7 March 2003.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Administration Officer


WOODSIDE
AUSTRALIAN ENERGY

NEWS RELEASE

Woodside Petroleum Ltd. & Subsidiaries
A.C.N. 004 898 962
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Woodside Energy Ltd.
A.C.N. 005 482 986
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Friday, 7 March 2003
8:00am (WST)

WOODSIDE WELCOMES TIMOR SEA AGREEMENTS

Woodside Energy has congratulated the governments of Australia and Timor-Leste for creating an environment in which investment decisions in the Timor Sea can be taken with greater confidence.

Woodside's Gas Business Unit Director, David Maxwell, said today that ratification of the Timor Sea Treaty and signing of the International Unitisation Agreement for Greater Sunrise were significant.

"These agreements set the legal and fiscal framework under which Woodside and its joint venture participants will seek to develop the Greater Sunrise gas fields and the Kuda-Tasi and Jahal oil discoveries, located in the Timor Sea between Australia and Timor-Leste," Mr Maxwell said.

"Woodside is now focused on working with its Sunrise Joint Venture Participants on pursuing customers and commercial arrangements to support development of the Greater Sunrise gas fields."

Woodside is also working with the joint venture participants in Block 91-01 of the Joint Petroleum Development Area in the Timor Sea to determine the feasibility of developing the Kuda-Tasi and Jahal discoveries.

The Kuda-Tasi and Jahal Joint Venture Participants are Woodside (Operator) 40%, Inpex 35% and Santos 25%.

The Sunrise Joint Venture Participants are Woodside (Operator) 33.44%, ConocoPhillips 30%, Shell 26.56% and Osaka Gas 10%. Greater Sunrise has estimated scope for recovery at the probable level of 7.7 tcf of dry gas and 299 million barrels of condensate.

MEDIA INQUIRIES
Niegel Grazia
External Affairs Manager Gas Business Unit
W: (08) 9348 6663 M: (0417) 930 795

INVESTOR INQUIRIES
Mike Lynn
Investor Relations Manager
W: (08) 9348 4283 M: (0439) 691 592